SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
OMI CORPORATION
(Name of subject company (Issuer))
TEEKAY SHIPPING CORPORATION
TEEKAY ACQUISITION HOLDINGS LLC
OMAHA, INC.
AKTIESELSKABET DAMPSKIBSSELSKABET TORM
(Names of Filing Persons (Offerors))

Common Stock, par value $0.50 per share	Y6476W104
(Title of classes of securities)	(CUSIP number of common stock)

Francelyn Bethel	Mikael Skov
Teekay Shipping Corporation	Aktieselskabet Dampskibsselskabet TORM
Bayside House, Bayside Executive Park	Turborg Havnevej 18
West Bay Street & Blake Road, P.O. Box AP 59212	DK — 2900 Hellerup
Nassau, Bahamas	Denmark
Telephone: (242) 502-8880	Telephone: +45 39 17 92 00
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)
Copies to:

David S. Matheson, Esq.	John M. Reiss, Esq.
Perkins Coie LLP	Oliver C. Brahmst, Esq.
1120 N.W. Couch Street	White & Case LLP
Tenth Floor	1155 Avenue of the Americas
Portland, Oregon 97209-4128	New York, New York 10036
Telephone: (503) 727-2000	Telephone: (212) 819-8200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A

Form of Registration No.:	N/A	Date Filed:	N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

TEEKAY SHIPPING CORPORATION
Bayside House, Bayside Executive Park, West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas

JOINT NEWS RELEASE
OMI TO BE ACQUIRED BY TEEKAY AND TORM
April 17, 2007, Teekay Shipping Corporation (Teekay) (NYSE: TK), A/S Dampskibsselskabet TORM (TORM) (DSE: TORM and NASDAQ: TRMD), and OMI Corporation (OMI) (NYSE: OMM) today announced that Teekay and TORM have entered into a definitive agreement to acquire OMI. The agreement was unanimously approved by OMI’s Board of Directors.
Under the agreement, OMI shareholders will receive $29.25 in cash for each share of OMI common stock they hold. Teekay and TORM will equally split the total cost of the transaction of approximately $2.2 billion, including assumed net debt and other transaction costs. Under the terms of the agreement, OMI will be permitted to pay a dividend at a rate of $0.15 per share per quarter, pro rated from April 1 to the closing of the tender offer, up to a maximum of $0.15 per share in the aggregate.
Under the agreement, Teekay and TORM are required to commence a tender offer to the OMI shareholders on or before April 27, 2007. The tender offer will be subject to acceptance from OMI shareholders representing over 50 percent of OMI’s outstanding shares as well as receipt of standard regulatory approvals. If the tender is successful, the transaction is expected to close during the second quarter of 2007. OMI will promptly file a copy of the definitive agreement with the Securities and Exchange Commission.
Upon closing, Teekay and TORM have agreed to divide the assets of OMI equally between the companies. Teekay will acquire OMI’s Suezmax operations and eight product tankers, and TORM will acquire the remaining product tankers, 26 in total.
“We are delighted with the outcome of this process, which we believe has greatly benefited our stockholders and is a testament to the outstanding job our people have done in a highly competitive market environment,” said Craig H. Stevenson, Jr., Chairman and Chief Executive Officer of OMI.
Due to the pending transaction, the OMI Board of Directors has postponed OMI’s 2007 Annual Meeting of Stockholders to June 28, 2007 from May 9, 2007.
About Teekay
Teekay Shipping Corporation transports more than 10 percent of the world’s seaborne oil, has expanded into the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP), and is further growing its operations in the offshore production, storage and transportation sector through its publicly-listed subsidiary, Teekay Offshore Partners L.P. (NYSE: TOO). With a fleet of over 155 vessels, offices in 17 countries and 5,600 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
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About TORM
TORM is one of the world’s leading carriers of refined oil products and has significant activities in the bulk market. The Company operates more than 100 modern and secure vessels, most of them in pool co-operation with other respected shipping companies, sharing TORM’s commitment to safety, environmental responsibility and customer service.
TORM was founded in 1889. The Company conducts business all over the world and is headquartered in Copenhagen, Denmark. TORM’s shares are listed in Copenhagen (ticker TORM) as well as on NASDAQ (ticker TRMD).
About OMI
OMI Corporation is a major international owner and operator of tankers. Its fleet aggregates approximately 3.5 million deadweight tons and comprises 13 Suezmax tankers (7 of which it owns and 6 of which are chartered-in) and 32 product carriers (of which it owns 28 and charters-in 4). In addition, the Company has 2 product carriers under construction, which will be delivered in 2009.
In connection with the transaction, OMI received financial advice from Perella Weinberg Partners and Fearnley Fonds and legal advice from Jones Day.
Important Information
This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of OMI’s common stock will only be made pursuant to an offer to purchase and related materials that Teekay and TORM intend to file with the Securities and Exchange Commission. Once filed, OMI shareholders should read these materials carefully prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer. Once filed, OMI shareholders will be able to obtain the offer to purchase and related materials with respect to the offer free of charge at the SEC’s website at www.SEC.gov, from the information agent named in the tender offer materials or from Teekay or TORM.
Forward looking statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the closing of Teekay and TORM’s acquisition of OMI; the timing of circulating the tender offer and subsequent outcome of the tender; and the individual assets to be acquired by Teekay and TORM. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential failure to close the transaction; potential inability of Teekay to integrate OMI’s operations successfully, including the retention of key employees, customer and market reaction to the transaction; changes in production of or demand for oil and petroleum products, either generally or in particular regions; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; potential breach of the newbuilding contracts by any of the parties, potential delays or non-delivery of the newbuildings; changes in applicable industry regulations; changes in the typical seasonal variations in tanker charter rates; and other factors discussed in Teekay’s and TORM’s Report on Form 20-F for the fiscal year ended December 31, 2005 which is on file with the SEC.
For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 844-6654
For Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-4703
Web site: www.teekay.com
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TEEKAY SHIPPING CORPORATION Bayside House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas
NEWS RELEASE
TEEKAY ANNOUNCES JOINT ACQUISITION
OF OMI CORPORATION
Nassau, The Bahamas, April 17, 2007 — Teekay Shipping Corporation (Teekay or the Company) (NYSE: TK) today announced that Teekay and A/S Dampskibsselskabet TORM (TORM) (CSE: TORM and NASDAQ: TRMD) have entered into a definitive agreement to acquire OMI Corporation (OMI) (NYSE: OMM), a major international owner and operator of Suezmax and product tankers.
Under the agreement, Teekay and TORM will offer $29.25 per share for the outstanding common shares of OMI, representing a total transaction cost of approximately $2.2 billion, including assumed net debt and transaction costs. Teekay will pay approximately $1.1 billion for its 50 percent share of OMI’s assets and expects the acquisition to provide cash flow from vessel operations of approximately $145 million(1) in 2008. Teekay will fund the acquisition with a combination of cash on hand, existing revolving credit facilities and a new $700 million credit facility. Teekay estimates that the acquisition will be immediately accretive to earnings in 2007, and increase its 2008 earnings per share by approximately 10 percent(2).
Teekay will acquire seven Suezmax tankers, four Medium Range product tankers and four Handysize product tankers (including one newbuilding scheduled to deliver in 2009), and will also assume the in-charters of a further six Suezmaxes. The vessels will provide Teekay with stable cash flow as 18 of the 21 ships to be acquired are currently serving under fixed-rate time-charters that have an average remaining term of 2.5 years. The OMI fleet is entirely double-hull and has an average age of approximately four years. In addition, Teekay will take over OMI’s third party asset management business including the vessels trading in the Gemini Pool.
The combined Teekay/OMI Suezmax fleet will consist of 33 existing tankers and 10 newbuildings, and it is expected that the combination will create revenue synergies through greater scale and higher fleet utilization in Teekay’s existing Suezmax business.
The acquisition of eight Medium-Range and Handysize product tankers to be acquired from OMI doubles Teekay’s fleet of medium-sized product tankers, and compliments the Company’s growing presence in both Large Range II and Intermediate product tankers.
“The OMI assets are a great strategic fit, both in terms of allowing us to offer our customers a broader, more flexible service and the opportunity to generate significant revenue synergies across our conventional tanker fleet,” said Bjorn Moller, Teekay’s President and Chief Executive Officer. “This transaction represents another step in the consolidation of the tanker industry and it positions Teekay as the clear leader in the medium-sized crude oil tanker segment while also strengthening our growing product tanker business.” Mr. Moller continued, “In addition to acquiring one of the world’s most modern tanker fleets we will also be adding to Teekay’s asset management business through OMI’s chartering pools and alliances.”
Under the agreement, Teekay and TORM are required to commence a tender offer to the OMI shareholders on or before April 27, 2007. The tender offer will be subject to acceptance from OMI shareholders representing over 50 percent of OMI’s outstanding shares as well as receipt of standard regulatory approvals. If the tender is successful, the transaction is expected to close during the second quarter of 2007. OMI will promptly file a copy of the definitive agreement with the Securities and Exchange Commission.

(1) Assuming average spot Suezmax TCE rate of $45,000 per day in 2008. Please see the associated presentation to this release at the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.
(2) Assuming Teekay’s earnings per share (excluding OMI) of $4.50 in 2008
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Conference Call
The Company plans to host a conference call on Wednesday, April 18, 2007 at 11:00 a.m. (ET) to discuss this transaction. All shareholders and interested parties are invited to listen to the live conference call and view the Company’s presentation through the Company’s web site at www.teekay.com. The Company plans to make available a recording of the conference call until midnight Wednesday, April 25, 2007 by dialing 800-642-1687 or 706-645-9291, access code 6116113, or via the Company’s Web site for a period of 30 days.
About Teekay
Teekay Shipping Corporation transports more than 10 percent of the world’s seaborne oil, has expanded into the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TOP), and is further growing its operations in the offshore production, storage and transportation sector through its publicly-listed subsidiary, Teekay Offshore Partners L.P. (NYSE: TOO). With a fleet of over 155 vessels, offices in 17 countries and 5,600 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
About OMI
OMI Corporation is a major international owner and operator of tankers. Its fleet aggregates approximately 3.5 million deadweight tons and comprises 13 Suezmax tankers (7 of which it owns and 6 of which are chartered-in) and 32 product carriers (of which it owns 28 and charters-in 4). In addition, the Company has 2 product carriers under construction, which will be delivered in 2009.
OMI Fleet to be Acquired by Teekay

(USD in millions)

No.	Vessel Name	Ownership	Year Built	Yard	DWT	Hull	Age

SUEZMAXES
1	ANGELICA	100%	2004	Hyundai	159,106	DH	3.0
2	JANET	100%	2004	Hyundai	149,985	DH	3.0
3	ADAIR	100%	2003	Hyundai	159,199	DH	4.0
4	ARLENE	100%	2003	Hyundai	165,209	DH	4.0
5	INGEBORG	100%	2003	Hyundai	165,209	DH	4.0
6	DAKOTA	100%	2002	Hyundai	159,435	DH	5.0
7	DELAWARE	100%	2002	Hyundai	159,453	DH	5.0
8	CAPE BONNY	TC	2005	Hyundai	159,062	DH	2.0
9	CAPE BASTIA	TC	2005	Hyundai	159,062	DH	2.0
10	HS ALCINA	TC	2001	Daewoo	160,183	DH	6.0
11	CAPE BANTRY	TC	2000	Hyundai	159,999	DH	7.0
12	MAX JACOB	TC	2000	Daewoo	157,327	DH	7.0
13	OLIVER JACOB	TC	1999	Daewoo	157,327	DH	8.0
							4.6

MR TANKERS
14	BRAZOS	100%	2005	Hyundai	46,889	DH	2.0
15	LAUREN	100%	2005	Hyundai	46,955	DH	2.0
16	JEANETTE	100%	2004	Hyundai	46,921	DH	3.0
17	GUADALUPE	100%	2000	Onomichi	47,037	DH	7.0
							3.5

HANDYSIZE TANKERS
18	RHINE	100%	2006	Hyundai	36,993	DH	1.0
19	ORONTES	100%	2002	Hyundai	37,383	DH	5.0
20	SEINE	100%	1999	Daedong	35,407	DH	8.0
21	NEWBUILD 2, Ice Class 1 A	100%	2009	Hyundai	37,000	DH	0.0
							3.5

Total							4.4

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Forward looking statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the closing of Teekay and TORM’s acquisition of OMI; the timing of circulating the tender offer and subsequent outcome of the tender; the expected earnings accretion, synergies, and cash flow from vessel operations to be generated by the assets acquired from OMI; and the individual assets to be acquired by Teekay and TORM. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential failure to close the transaction; potential inability of Teekay to integrate OMI’s operations successfully, including the retention of key employees, customer and market reaction to the transaction; changes in production of or demand for oil and petroleum products, either generally or in particular regions; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; potential breach of the newbuilding contracts by any of the parties, potential delays or non-delivery of the newbuildings; changes in applicable industry regulations; changes in the typical seasonal variations in tanker charter rates; and other factors discussed in Teekay’s Report on Form 20-F for the fiscal year ended December 31, 2005 which is on file with the SEC.
For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 844-6654
For Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-4703
Web site: www.teekay.com
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